Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
November 10, 2004

S&P Positive on Extendicare’s Acquisition of ALC

•	Extendicare responds to incorrect assertion by Globe and Mail regarding strategies to monetize its 34.8% stake in Crown Life Insurance Company

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A) – Extendicare would like to announce that earlier today Standard & Poor’s Ratings Services (S&P) affirmed the debt ratings of its U.S. wholly owned subsidiary, Extendicare Health Services, Inc. (EHSI) given its recent announcement to acquire Assisted Living Concepts, Inc. (ALC). EHSI’s 9.5% Senior Notes due 2010 maintained a ‘B’ rating and the 6.875% Senior Subordinated Notes due 2014 maintained a ‘B-’ rating.

S&P noted that “the Company’s outlook remains positive,” and that “the ALC acquisition adds a favourable dimension to Extendicare’s business profile, as it introduces new markets to the Company’s business profile and complements several existing markets.”

In addition, Extendicare Inc. would like to clarify that it will not be issuing any new equity to pay for its proposed acquisition of ALC for total consideration of approximately US$280 million, including the assumption of debt of about US$140 million.

The Company would also like to respond to an article published in the Globe and Mail earlier today which contained incorrect information with respect to a possible sale of Extendicare’s 34.8% equity stake in Crown Life Insurance Company. Extendicare is not contemplating any such plan because there are already arrangements in place to dispose of its investment in Crown Life in due course under agreements entered into with The Canada Life Assurance Company in 1998. Extendicare is confident that its carrying value of $129 million will be realized.

Extendicare, through its subsidiaries, currently operates 266 long-term care facilities across North America, with capacity for over 27,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 34,900 people in North America.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations

Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com